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Christopher P. Harvey christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

December 18, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Funds II (the “Registrant”) File No. 333-200157; 811-21779 Form N-14 filed on EDGAR on November 12, 2014

Dear Ms. Vroman-Lee:

This letter responds to the comments on the Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”), with respect to a reorganization in which Emerging Leaders Fund, a series of the Registrant (the “Acquired Fund”), will combine with Emerging Markets Fund, a separate series of the Registrant (the “Acquired Fund,” and, together with the Acquiring Fund, the “Funds”). These comments were provided to Christopher P. Harvey and Leah Cry of Dechert LLP (“Dechert”) by telephone on December 3, 2014 by Ms. Vroman-Lee of the staff of the Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments will be reflected in a post-effective amendment filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933, as amended.1

General Comments

1.            SEC Staff Comment: Please confirm supplementally that the Acquired Fund’s new name (“Emerging Leaders Fund”) will be reflected in the Acquired Fund’s EDGAR series and class identifiers.

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[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

Response: Registrant confirms that the Acquired Fund’s new name will be reflected in its EDGAR series and class identifiers. (The name change became effective on November 25, 2014, after the filing of the Proxy Statement/Prospectus.)

2.            SEC Staff Comment: Please confirm supplementally that all bracketed or blank material information will be included in the subsequent filings for this Proxy Statement/Prospectus.

Response: Registrant confirms that all bracketed or blank material information will be included in the post-effective amendment filed with the Commission pursuant to Rule 485(b).

3.            SEC Staff Comment: Please supplementally confirm that, and explain why, the Acquiring Fund is the proper accounting survivor of the reorganization.

Response: In the North American Security Trust no-action letter (SEC no-act., avail. August 5, 1994), the SEC staff articulated the five factors that should be considered in assessing whether a fund created by the combination of three funds should be permitted to use the predecessor performance of one of the predecessor funds and, if so, which predecessor fund. Specifically, the SEC Staff stated that an analysis should be conducted on each of the five factors to determine whether the combined or resulting fund more closely resembles one or another fund in each of these areas. The staff has subsequently endorsed these same factors more generally in determining the “performance survivor” of transactions involving a combination of funds.

Similarly, American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies Committee (“Audit Guide”) cites the same five factors in determining which fund, based on continuity or dominance in these areas, should be the survivor for financial reporting purposes following a combination transaction. (Chapter 8, Section 8.44)

The five factors articulated in both North American Security Trust and the Audit Guide are:

•	Portfolio management;

•	Portfolio composition;

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•	Investment objectives, policies, and restrictions;

•	Expense structures and expense ratios;

•	Asset size.

Each of these factors, as applied to the proposed reorganization, is analyzed below:

•	Portfolio Management – Effective December 19, 2013, the subadviser and portfolio managers of the Acquired Fund were changed to be the same as those of the Acquired Fund, which subadviser and portfolio managers will continue in those capacities with the combined fund. Prior to December 19, 2013, however, the Acquired Fund’s portfolio was managed by Atlantis Investment Management (Hong Kong) Ltd. Therefore, all of the Acquired Fund’s performance history from its inception (on December 29, 2011) until December 19, 2013 was generated by a subadviser other than the subadviser of the combined fund. Thus, the combined fund will most closely resemble the Acquiring Fund in terms of the identity of its historical portfolio management.

•	Investment Objectives, Policies and Strategies – Although both Funds have substantially the same investment objective (long term capital appreciation), until November 25, 2014, the Acquired Fund (formerly called the “China Emerging Leaders Fund”) pursued its objective by focusing its investments (at least 80% of its net assets by policy) on investments economically tied to The People’s Republic of China. By contrast, the Acquiring Fund has historically pursued its objective by investing much more broadly across emerging markets. Only on November 25, 2014 did the Acquired Fund change its strategies and related policies to be substantially similar to those of the Acquiring Fund, and certain differences highlighted in the Proxy Statement/Prospectus remain. The combined Fund’s strategies and policies will be identical to those of the Acquiring Fund and different than the historical strategies and policies of the Acquired Fund. Thus, the combined fund will most closely resemble the Acquiring Fund with respect to investment objectives, strategies and policies.

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•	Portfolio Composition – As noted above, until November 25, 2014, the Acquired Fund pursued a China-focused strategy while the Acquiring Fund has historically pursued a broader emerging markets strategy. As a result, the portfolios of the two funds historically have differed significantly. With the change in the Acquired Fund’s strategies and policies to make these substantially similar to those of the Acquiring Fund, the Acquired Fund’s portfolio has been undergoing a transition such that aligns much more closely to that of the Acquiring Fund. The process is not yet complete, however, and, as noted in the Proxy Statement/Prospectus, certain differences will remain when it is complete. Thus, the portfolio of the combined fund will differ significantly from the Acquired Fund’s historical (i.e. pre November 25, 2014) portfolio, and will also differ in certain ways for the Acquired Fund’s portfolio composition as it will be in effect when the portfolio transition is complete. The combined fund will, therefore, most closely resemble the Acquiring Fund with respect to portfolio composition, particularly in an historical sense.

•	Expense Structures and Expense Ratios – The Acquired Fund historically had a higher management fee schedule and higher expense ratios than those of the Acquiring Fund. Effective November 25, 2014, the Acquiring Fund’s management fee schedule was reduced to match that of the Acquiring Fund. In addition, the Acquired Fund’s expense ratios, as illustrated in the Proxy Statement/Prospectus, were significantly higher than those of the Acquiring Fund and continue to be higher even after adjustment for the reduced management fee. As set forth in the Proxy Statement/Prospectus, the combined fund’s management fee schedule and expense ratio will be identical to those of the Acquiring Fund. Thus, the combined fund will most closely resemble the Acquiring Fund in expense structures and ratios.

•	Asset size – At October 31, 2014 the net assets of the Acquired Fund were $276,004,679 while the net assets of the Acquiring Fund were $2,476,964,071, or almost 10 times as large as the Acquired Fund. Thus, combined fund will most closely resemble the Acquiring Fund in size.

For these reasons, we believe that it is appropriate to treat Acquiring Fund as the accounting and performance survivor of the reorganization.

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Introduction

4.            SEC Staff Comment: In the Introduction to the Proxy Statement/Prospectus, please disclose which party or parties will be responsible for the expenses of the reorganization.

Response: Registrant has included the following disclosure in the second paragraph of the Introduction:

The Acquired Fund will bear the Reorganization costs incurred in connection with entering into and carrying out the provisions of the Agreement. However, if the Reorganization is not consummated, then John Hancock Advisers, LLC, investment advisor of the Acquired and Acquiring Funds, will bear all the costs and expenses in connection with the Reorganization.

Summary Comparisons of the Funds

5.            SEC Staff Comment: The comparison of the Funds’ principal investment strategies states that the “Acquired Fund currently holds substantial positions in illiquid assets….” Please confirm supplementally that the Acquired Fund’s holdings of illiquid assets constitute less than 15% of the Fund’s net assets.

Response: Registrant confirms that the Acquired Fund’s holdings of illiquid assets constitute less than 15% of its net assets.

6.            SEC Staff Comment: The comparison of the Funds’ principal investment strategies states that the Acquired Fund’s subadvisor “may transition the Acquired Fund’s portfolio in connection with” the reorganization. Given that the Funds have the same investment strategies effective as of November 25, 2014, please either explain supplementally why such transition disclosure is necessary or delete the disclosure.

Response: As of November 25, 2014, the Acquired Fund’s investment strategies were changed to be substantially similar to those of the Acquiring Fund. On that same day, the Acquired Fund’s portfolio, which had been aligned with the Fund’s previous investment strategies, began a transition process to align with its new investment strategies. The Acquired Fund portfolio continues to undergo this transition. Accordingly, the transition disclosure has been retained.

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Proposal to Approve the Agreement and Plan of Reorganization

7.            SEC Staff Comment: Please disclose any adverse factors the Board considered in its deliberations on the reorganization.

Response: Registrant notes that no adverse factors were discussed in connection with the Board's consideration of the reorganization. Accordingly, no change has been made to the disclosure.

Further Information on the Reorganization

8.            SEC Staff Comment: Please disclose an estimated percentage of the Acquired Fund’s portfolio that will have been sold in anticipation of the reorganization.

Response: Registrant has added disclosure indicating that approximately 87% of the Acquired Fund’s portfolio will have been sold in anticipation of the reorganization.

9.            SEC Staff Comment: Please disclose the estimated portfolio transaction costs that are expected to be generated in connection with the Acquired Fund’s portfolio transitioning.

Response: Registrant has added disclosure indicating that approximately $462,130 in portfolio transaction costs are expected to be generated in connection with such portfolio transitioning.

10.           SEC Staff Comment: Please disclose the estimated capital gains impact to shareholders (expressed as dollars per share) that is expected to result from the Acquired Fund’s portfolio transitioning. Such estimates should be calculated as of a current date.

Response: Registrant has added disclosure indicating that the Acquired Fund’s portfolio sales in connection with the reorganization are expected to result in realized capital gains of $0.07 per share.

11.           SEC Staff Comment: In the “Expenses of the Reorganization” sub-section, please disclose the estimated total expenses of the reorganization.

Response: Registrant has added disclosure indicating that the expenses of the reorganization are expected to be approximately $88,000.

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Board Evaluation and Recommendation

12.          SEC Staff Comment: The brief Board Evaluation and Recommendation section appearing near the end of the Proxy Statement/Prospectus (p. 44) states that “[f]or the reasons described above,” the Board approved the reorganization. Please revise this disclosure to clarify which reasons this statement is referencing.

Response: Registrant has revised the disclosure as follows:

For the reasons described under “Board Consideration of the Reorganization,” above, the JHF II Board, including the Independent Trustees, approved the Reorganization.

Ownership of Shares of the Funds

13.           SEC Staff Comment: The Ownership of Shares of the Funds section lists in several places what appear to be account numbers in lieu of names for accounts held "FBO" or “for the benefit of” customers of the record owner. Please explain supplementally why this disclosure complies with Form N-14 (given that Item 7(c)(4)(ii) of Form N-14 requires the disclosure of the name of each person who owns of record or beneficially 5 percent or more of any class of either party’s outstanding securities).

Response: In the instances cited by the staff, the shareholder identified is that which appears on the relevant Fund's books as the owner of record of the Fund's shares. The Trust does not have transparency as to the name of any beneficial owner of such shares except to the extent the record account title lists such a name.

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At the SEC Staff's request, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement/Prospectus;

•	neither SEC Staff comments nor the effectiveness of the Proxy Statement/Prospectus will foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of the Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

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We trust that the foregoing is responsive to your comments and requests made on December 3, 2014. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Christopher P. Harvey

Christopher P. Harvey

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